PRESS RELEASE

Termination of Debenture Offer

This announcement is solely for information purposes
and shall not be dement an offer to sell debentures.

Pursuant to Instrução No. 358, dated January 3, 2002 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - "CVM"), as amended, and article 29 of the Instrução CVM No. 400, dated December 29, 2003, as amended, Companhia de Bebidas das Américas - AmBev, as issuer ("Issuer"), Unibanco - União de Bancos Brasileiros S.A. ("Sole Bookrunner"), BB Banco de Investimento S.A. ("BB BI") and Banco Citibank S.A. ("Citibank" and, jointly with the Sole Bookrunner and BB BI, the "Underwriters"), as underwriters, do hereby announce the end of the offer ("Offer") in two tranches, of 206,508 unconvertible and unsecured debentures with face value of R$10,000.00 each on July 1, 2006 ("Debentures" and "Issue Date"), of which (i) the first tranche consists of 81,705 Debentures, totaling R$817,050,000.00 on the Issue Date and maturity date on July 1, 2009; and (ii) the second tranche consists of 124,803 Debentures, totaling R$1,248,030,000.00 at the Issue Date and maturity date on July 1, 2012, of the first issue of

Companhia de Bebidas das Américas - AmBev
Rua Dr. Renato Paes de Barros 1017, 4º andar, 04530-001 São Paulo, SP
NIRE 35.300.157.770 - CNPJ No. 02.808.708/0001-07 - CVM No. 01811-2
ISIN Code BRAMBVDBS006 (1st tranche) and BRAMBVDBS014 (2nd tranche)

totaling

R$2,065,080,000.00

Rating: Standard & Poor's: brAAA and Fitch Ratings: AAA(bra)
Registered under CVM on July 28, 2006: No. CVM/SRE/DEB/2006/030 and No. CVM/SRE/DEB/2006/031

The amount of Debentures includes 6,508 additional Debentures issued by the Issuer in common agreement with the Underwriters.

The issuance of the Debentures and the Offer were made pursuant to the resolutions of (i) the meeting of the Board of Directors of the Issuer held on June 8, 2006, which minutes were filed with the Board of Trade of the State of São Paulo on June 12, 2006 and published in the Official Gazette of the State of São Paulo and in the newspaper "Gazeta Mercantil" on June 20, 2006; and (ii) the meeting of the Board of Directors of the Issuer held on July 26, 2006, which minutes were filed with the Board of Trade of the State of São Paulo on July 31, 2006 and published in the Official Gazette of the State of São Paulo and in the newspaper "Gazeta Mercantil" on July 27, 2006.

The trustee is Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A., at Avenida das Américas 500, bloco 13, grupo 205, CEP 22640-100, Rio de Janeiro, RJ, telephone number (21) 2493-7003 (www.oliveiratrust.com.br).

The financial institution that shall render bookkeeping and agent bank services relative to the Debentures is Banco Itaú S.A., Capital Markets Department, Av. Eng. Armando de Arruda Pereira 707, 9º andar, CEP 04344-902, São Paulo, SP, telephone number (11) 5029-1317 (www.itau.com.br).

Registered under CVM on July 28, 2006: No. CVM/SRE/DEB/2006/030 and No. CVM/SRE/DEB/2006/031.

The Debentures were issued to the following person/entities:

	Investors			Subscribed Debentures
Type of Investor	First Trache	Second Tranche	Total	First Tranche	Second Tranche	Total
Individuals	1	0	1	10	0	10
Investment Clubs	0	0	0	0	0	0
Investment Funds	54	36	90	73,240	96,863	170,103
Private Pension Funds	4	4	8	1,850	14,850	16,700
Insurance Firms	2	0	2	1,440	0	1,440
Foreign Investors	0	0	0	0	0	0
Underwriters	0	0	0	0	0	0
Financial Institutions related to the Issuer and/or to the Underwriters	0	0	0	0	0	0
Other Financial Institutions	1	2	3	5,034	13,022	18,056
Other Corporate Entities related to the Issuer and/or to the Underwriters	0	0	0	0	0	0
Other Corporate Entities	3	1	4	131	68	199
Shareholders, Management, Employees, Representatives and other Persons related to the Issuer or to the Underwriters	0	0	0	0	0	0
Other	0	0	0	0	0	0
Total	65	43	108	81,705	124,803	206,508

The Sole Bookrunner is Unibanco - União de Bancos Brasileiros S.A.